Filed Pursuant to Rule 433

Registration No. 333-221549

November 28, 2017

Andeavor Logistics LP

600,000 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual

Preferred Units

(Liquidation Preference $1,000 per unit)

This pricing term sheet (“Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 28, 2017 (as supplemented through and including the date hereof, the “Preliminary Prospectus”). The information in this Term Sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used in this Term Sheet but not defined have the meanings given them in the Preliminary Prospectus.

Other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Issuer:	Andeavor Logistics LP

Security Ratings (Moody’s / S&P / Fitch)*	Ba3 / BB / BB

Trade Date:	November 28, 2017

Settlement Date:

December 1, 2017 (T + 3)

It is expected that delivery of the units will be made to investors on or about December 1, 2017, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the units on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the units who wish to trade the units on any date prior to two business days before delivery should consult their own advisors.

Title of Securities:	6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

Number of Units:	600,000 units

Public Offering Price:	$1,000 per unit; $600,000,000 total

Net Proceeds (after deducting underwriting discounts):	$591,659,440

Maturity Date:	Perpetual (unless redeemed on or after February 15, 2023 or in connection with a Ratings Event)

Liquidation Preference:	$1,000 plus accumulated and unpaid dividends (subject to adjustment for any splits, combinations, or similar adjustment to the units)

Distribution Payment Dates:	Semi-annually in arrears on the 15th day of each February and August through and including February 15, 2023, commencing on February 15, 2018, and, after February 15, 2023, quarterly in arrears on the 15th day of February, May, August and November of each year (each a “Distribution Payment Date”) to holders of record as of the close of business on the first Business Day of the month of the applicable Distribution Payment Date. A pro-rated initial distribution on the units will be payable on February 15, 2018 in an amount equal to approximately $14.132 per unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day, declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Distribution Rate:	The initial distribution rate for the units from and including the date of original issue to, but not including February 15, 2023, will be 6.875% per annum of the $1,000 liquidation preference per unit (equal to $68.75 per unit per annum). On and after February 15, 2023, distributions on the units will accumulate at a percentage of the liquidation preference equal to the three-month LIBOR plus a spread of 4.652%.

Optional Redemption:

At any time within 120 days after the conclusion of any review or appeal process instituted by the issuer following the occurrence of a Ratings Event, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash per unit equal to $1,020 (102% of the liquidation preference of $1,000) plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

At any time on or after February 15, 2023, the issuer may, at its option, redeem the units in whole, but not in part, at a redemption price in cash per unit equal to $1,000 plus an amount equal to all accumulated and unpaid distributions thereon to, but not including, the date fixed for redemption, whether or not declared. Any such redemption would be effected only out of funds legally available for such purposes and will be subject to compliance with the provisions of the issuer’s outstanding indebtedness.

Use of Proceeds:	We intend to use the net proceeds of this offering (i) to primarily redeem a portion of our 6.250% Senior Notes due 2022, (ii) to repay a portion of the borrowings under the Revolving Credit Facility and (iii) to pay fees and expenses associated with the foregoing.

Recent Developments:	On November 28, 2017, Andeavor Logistics LP and Tesoro Logistics Finance Corp. (together, the “Senior Notes Issuers”) closed their previously announced offering of $500,000,000 aggregate principal amount of 3.500% Senior Notes due 2022, $750,000,000 aggregate principal amount of 4.250% Senior Notes due 2027 and $500,000,000 aggregate principal amount of 5.200% Senior Notes due 2047. The Senior Notes Issuers intend to use the net proceeds from the notes offering (i) to redeem all of the Senior Notes Issuers’ outstanding 5.875% Senior Notes due 2020 and 6.125% Senior Notes due 2021, (ii) to repay borrowings under Andeavor Logistics LP’s dropdown credit facility, (iii) to pay fees and expenses associated with the foregoing and (iv) for general partnership purposes (including the repayment of amounts outstanding under the general corporate credit facility).

CUSIP/ISIN:	03350F AA4 / US03350FAA49

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC

Co-Managers:	ABN AMRO Securities (USA) LLC Citigroup Global Markets Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Listing:	The issuer does not intend to apply for the listing of the units on any securities exchange.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by contacting Goldman Sachs & Co. LLC toll-free at 1-866-471-2526.

This communication should be read in conjunction with the Preliminary Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in such Preliminary Prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM